WOLFE RESEARCH SECURITIES

Notes to the Financial Statement
December 31, 2015

NOTE A - ORGANIZATION

WR Securities, LLC, doing business as Wolfe Research Securities (the "Company"), is a limited liability company formed as a wholly-owned subsidiary of Wolfe HoldCo, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the self-regulatory organization, Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The balances of the Company's cash accounts during the year and at December 31, 2015 have exceeded the related amount of federal depository insurance. The company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Due from brokers

Due from brokers are uncollateralized broker obligations due under normal trade terms. In the opinion of management, at December 31, 2015, all receivables were considered collectible and no allowance was necessary.

Marketable securities owned

Marketable securities are recorded at fair value as determined in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures".

Commissions

The Company has an introducing agreement with a clearing broker and it also has a commission sharing agreement with a clearing broker, thus, the Company does not carry accounts for customers or perform custodial functions related to customers' securities. Customer transactions under both arrangements are not reflected in these financial statements as such clearing brokers maintain the customer accounts and clear such transactions.

Income taxes

The Company is a single member limited liability company and, therefore, is a disregarded entity for federal tax law. The Company is included in the federal income tax return filed by its Parent. The Parent is a limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided.

WOLFE RESEARCH SECURITIES

Notes to the Financial Statement
December 31, 2015

Income taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions, and as such no interest or penalties have been recognized in the financial statements.

The Company has no federal, state or local tax years open prior to 2012.

NOTE C – RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with an affiliate, Wolfe Research, LLC ("Wolfe"). Under the provisions of the expense sharing arrangement, certain expenses are paid by Wolfe and allocated to the Company. At December 31, 2015, the Company had $323,292 payable to Wolfe.

NOTE D – FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

WOLFE RESEARCH SECURITIES

Notes to the Financial Statement
December 31, 2015

NOTE D – FAIR VALUE MEASUREMENTS **(continued)**

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

| | Assets at Fair Value at December 31, 2015 | | | |
	Level 1	Level 2	Level 3	Total
Marketable securities owned, at fair value				
Municipal securities	$ -	$2,395,612	$ -	$2,395,612
Corporate debt securities	-	1,587,638	-	1,587,638
Exchange traded funds	545,649	-	-	545,649
Preferred equity securities	625,011	-	-	625,011
Common stock	37,303	-	-	37,303
Total marketable securities owned, at fair value	**$1,207,963**	**$3,983,250**	**$ -**	**$5,191,213**

As of and during the year ended December 31, 2015, the Company did not hold any Level 3 securities thus, there were no amounts recorded to income or loss for such securities. There were no transfers between levels during 2015.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and ratios of aggregate indebtedness to net capital, as defined. The Company's minimum net capital is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2015, the Company had net capital of $5,810,678, which was $5,710,678 in excess of its required net capital of $100,000. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

NOTE F – EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

NOTE G – SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 25, 2016, the date the financial statement was available to be issued and has determined that there were no subsequent events requiring disclosure in this financial statement